November 22, 2005

VIA EDGAR

Ms. Kathleen Collins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Written Responses to SEC Staff Comments

Dear Ms. Collins,

The following are the written responses of Quest Software, Inc. (“Quest”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, which are set forth in the Staff’s letter dated September 8, 2005. For the convenience of the Staff, the Staff’s comments are included in bold italicized type preceding each of Quest’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2004

Disclosure Controls and Procedures, page 38

1.	We note that you made adjustments to the income tax provision prior to completion of the audit due to material weakness in internal controls over income tax reporting. Supplementally tell us what impact these adjustments had on your quarterly financials. If the impact is material to the quarterly financial information as filed in the Form 10-Qs, tell us what consideration you gave to revising your quarterly financial data on page 37 in the Form 10-K to reflect these adjustments.

The adjustments to our 2004 tax provision described in Item 9a – Controls and Procedures of our Annual Report on Form 10-K for the year ended December 31, 2004 did not have any impact on our results of operations or financial statements included in our quarterly reports on Form 10-Q.

Some of the year end items resulted from errors made only in the calculations supporting the year-end tax provision computations included in our preliminary statement of operations for the three-month period ended December 31, 2004. In connection with the preparation of our Form 10-K for the year then ended, we confirmed that these errors were not made in, and no adjustments should have been made to, the estimated effective annual tax rates we used for our tax provision calculations in any of the periods presented in the selected unaudited consolidated quarterly financial data for the eight quarters ended December 31, 2004 appearing in our Form 10-K.

Accordingly, the quarterly income tax provision calculations for those periods were correctly estimated and recorded as reported in our quarterly financial statements.

The other year-end items were related to Balance Sheet re-classification adjustments between Deferred Income Taxes and Income Taxes Payable. The Company notes that neither Accounting Principles Board Opinion No. 28 – “Interim Financial Reporting” and Financial Accounting Standards Board Interpretation No. 18 – “Accounting for Income Taxes in Interim Periods” requires deferred income tax balances to be adjusted in balance sheets presented for interim periods.

As such, there were no adjustments to be reflected in the quarterly financial data presented on page 37 of our Annual Report on Form 10-K for the year ended December 31, 2004.

Note 1: Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.	You indicate that you do not grant a right of return to your customers or resellers, however, we note that you include an allowance for sales and returns and cancellations analysis in your Schedule II – Valuation and Qualifying Account on page S-1. Please clarify your return policy and explain the balances disclosed on the Schedule. If you do offer rights of return, tell us how your revenue recognition policy complies with paragraph 6 of SFAS 48.

Our product return policy is reflected in our standard form license and reseller agreements, which do not expressly provide for product returns or cancellations as a matter of right. We maintain an allowance for sales returns and cancellations due to our willingness, on occasion, to accept returns and cancellations in certain circumstances, on a discretionary basis and based on the facts and circumstances of the particular transaction. These returns and cancellations include cancellations or reductions of customer payment obligations associated with (a) software license transactions where the customer returns the software product and we have invoiced but not collected the related payment obligation arising from the initial sale, and (b) contracts for post-sale customer support and professional services engagements, where the customer requests cancellation of a service contract, such as a recently renewed maintenance services contract or a contract for professional services. In all of these scenarios, we invoice the customer for the payment obligation associated with, and arising from, an enforceable contract for the delivery of a software product or the performance of services.

Our allowance for sales returns and cancellations is intended as an estimate of the enforceable payment obligations which, based on our history, we can expect not to collect. These estimates are based on historical returns and cancellations as well as accounts receivable aging data, current economic trends and changes in customer demand and acceptance of our products. Actual charge-offs for all these returns and cancellations, as a percentage of recognized revenue, were 0.8%, 1.1% and 0.8% for 2003, 2004 and the first 9 months of 2005, respectively.

We respectfully submit that our allowance for returns and cancellations satisfies the criteria listed in paragraph 6 of SFAS 48. Our customers’ payment obligations are fixed and determinable on the date of sale, and are not contingent on any significant obligation on Quest’s part and, as described above, we can reasonably estimate the amount of future returns and cancellations based on our history and experience in the software industry and other data and factors described above.

We will include enhanced disclosure in our Annual Report on Form 10-K for the year ending December 31, 2005 to clarify the nature of our policy on returns and cancellations and the purposes for establishing and maintaining the related allowance.

Note 4: Acquisitions and Dispositions

Disposition of Vista Plus, page F-15

3.	You indicate that “the sale of Vista was considered as a sale of assets because the product line was not a separate component of Quest with clearly distinguished operations and cash flows apart from the rest of the entity.” We further note that Open Text has employed certain Quest employees that supported the Vista line. Reconcile for us how you determined that this transaction did not meet the requirements of paragraph 41 of SFAS 144 to be accounted for as discontinued operations. In that regard, tell us how the Company monitors the operations of its business and tell us which of your operations, if any, you have determined would qualify as a component of an entity.

According to paragraph 41 of SFAS 144, a “component” of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Our disposition of the Vista product and related assets did not meet the requirements of paragraph 41 of SFAS 144 to be accounted for as discontinued operations because, as previously disclosed, the product assets could not be characterized as a component of Quest. Neither our Vista-related operations nor the cash flows resulting from our development, marketing, sale and delivery of Vista licenses and Vista-related services could be clearly distinguished, operationally or for financial reporting purposes, from the rest of our operations or cash flows.

The Vista products included in the sale transaction were only two of approximately 50 Quest Software products. While cash receipts arising from sales of Vista software licenses, maintenance and other services could be distinguished from other Quest product-specific revenues, cash disbursements associated with the Vista product could not be distinguished from other products.

Quest’s overall cost structure, typical of companies in the software industry, is substantially driven by headcount and other labor-driven cost categories, such as compensation and benefits, occupancy costs and travel expenses for the sales and marketing, technical support and professional services personnel responsible for generating revenues, as well as research and development and general and administrative areas.

The most significant contributors to the overall costs associated with any single product are the costs associated with our sales and marketing and general and administrative personnel, whose services and functions are shared and support all of our products, and are not dedicated to any single product. These shared employee resources are instrumental in generating cash receipts and provide pivotal elements of the day-to-day operational “value chain”, including the capture of customer sales, the management of ongoing customer relationships, the processing and reporting of product transactions and the subsequent delivery of software to customers. As a result, a substantial majority of the cash disbursements associated with any single product originate from a pool of employees who are not dedicated to any single product and, therefore, can not be distinguished from the rest of Quest’s products.

By contrast, our personnel responsible for research and development, technical support and professional services activities are more likely to be identified to a single product. However, the costs associated with the employees engaged in these functions represent only a minority of the overall cost structure of our business. In addition, employees engaged in these areas are from time to time reallocated from one product to another and employees primarily dedicated to one product do from time to time perform tasks supporting other products when necessary.

We do not attempt to identify costs or cash disbursements to specific products for internal or external financial reporting purposes because the information would not reflect an accurate presentation of the product-specific costs or result in an accurate presentation of the profitability of any single product.

For these reasons, cash disbursements associated with the Vista products included in the sale transaction were not clearly distinguishable from cash disbursements associated with other products. Accordingly, the Vista product related assets did not qualify as a component as defined in SFAS 144 and hence was not accounted for as discontinued operations.

Additional supportive facts in our evaluation included the following:

1. Approximately 68% of our customers who had licensed Vista from Quest have also licensed a variety of other Quest software products prior to the time of the sale transaction. These customer relationships were established primarily from the efforts of employees in the “shared” category of our cost structure.

2. Actual employee transitions resulting from our Vista product sale confirm the shared nature of the sales, marketing and general and administrative personnel. The employees who accepted offers of employment to join the buyer’s organization generally were engaged in research and development, technical support and professional services. One sales representative and none of our marketing or general and administrative personnel were offered employment with the buyer in connection with the sale. We submit that the exclusion of employees from these categories was a “more than minor” exclusion which required the buyer to rely on its own sales and marketing and general and administrative personnel to integrate and thereafter support those operations and drive revenues following completion of the transaction.

3. We do not manage our business on the basis of product level profitability. Quest manages its business with two operating segments, software licenses and services. For the reasons described above, we do not prepare, and our senior management team does not have the opportunity to evaluate, operating results or profit and loss statements specific to any of our 50 products, and the Vista product was not an exception.

We monitor our resource allocation process and the financial information made available to senior management for purposes of determining the existence of components for purposes of SFAS 144.

*  *  *  *  *

Quest acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Quest acknowledges that the Division of Enforcement has access to all information provided by Quest to the staff of the Division of Corporation Finance in its review of Quest’s filing or in response to the staff’s comment on Quest’s filing.

If you have any questions regarding the foregoing, please contact the undersigned at (949) 754-8830 or our Chief Financial Officer, Michael Lambert, at (949) 754-8242.

Very truly yours,

QUEST SOFTWARE, INC.

/S/ J. MICHAEL VAUGHN
J. Michael Vaughn, Vice President, General Counsel

cc: Michael Lambert, Senior Vice President, Chief Financial Officer